

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Stephen Kadenacy
Chief Financial Officer
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

> **Re: BRC Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed March 6, 2024**
> **Form 8-K filed November 4, 2024**
> **File No. 001-41275**

Dear Stephen Kadenacy:

We have reviewed your August 16, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to prior comment 1. Please expand your disclosures in MD&A in future filings to more fully address the following:
   • Quantify the impact of the barter transactions on wholesale revenue;
   • Identify who issued the prepaid advertising credits;
   • Explain how, when, and where the prepaid advertising credits can and are expected to be used; and
   • Disclose and discuss the business reasons for entering the barter transactions, including, as indicated to us, that the current the barter transactions primarily resulted from disposing of excess inventory nearing its expiration dates.

2.   We note your response and partially reissue prior comment 3. To the extent you incur material restructuring costs during any period presented, please revise future filings to provide the disclosures required by ASC 420-10-50-1. Also, expand your disclosures in MD&A in future filings to discuss and quantify the impact that restructuring activities had and are expected to have on your results of operations. Refer to SAB Topic 5:P:4.

3.   We note your response and partially reissue prior comment 5. In addition to disclosing and discussing the impact of the change in your loyalty program points policy on revenue, please revise future filings to also disclose and discuss the impact on gross profit and gross profit margin as previously requested.

4.   We have considered your response to prior comment 2. In regard to the non-GAAP adjustment for RTD Transformation Costs, the amounts related to Inventory write-off and RTD liquidation appear to be normal, recurring operating expenses necessary to operate your business. In addition, the Barter transaction discount adjustment has the effect of changing the recognition and measurement principles required by GAAP. Please confirm to us you will no longer include non-GAAP adjustments related to these items in your non-GAAP financial measures in future filings, including for comparable periods. Refer to both Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Form 8-K filed November 4, 2024

Exhibit 99.1

5.   In the Highlights section of your earnings release, you present Adjusted EBITDA before you present the most directly comparable GAAP measure, Net Loss. When you present and discuss a non-GAAP financial measure, please revise future filings to present and discuss the most directly comparable GAAP measure with greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

6.   We note your responses and partially reissue prior comments 2 and 4. Please revise future filings to quantify and more fully explain the specific nature of the material costs included in each non-GAAP adjustment. Also, revise future filings to remove the characterization "nonrecurring" from non-GAAP adjustments that occur in multiple periods. Refer to Questions 100.05 and 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

          Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing